UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-41693

Zapp Electric Vehicles Group Limited

87/1 Wireless Road

26/F Capital Tower

All Seasons Place

Lumpini, Patumwan

Bangkok 10330 Thailand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

This Form 6-K consists of the press release dated September 12, 2023, which appears immediately following this page.

Zapp EV partners with Younited to Offer Market-Leading Finance Solutions to European Customers

•
Zapp EV partners with leading financial services firm Younited SA to offer customers the innovative Younited Pay finance solution ahead of Zapp’s first i300 customer deliveries later this year
•
Younited Pay provides a flexible finance solution to over one million customers across Europe, offering a simple, automated application process and instant credit approval
•
The partnership puts in place another key pillar of Zapp’s industry-transforming customer offering as it nears the debut of the i300 Carbon Launch Edition urban electric motorcycle

LONDON, September 12, 2023 – Zapp Electric Vehicles Group Limited (Nasdaq: ZAPP) (“Zapp EV”, or the “Company”), owner of Zapp, the British electric vehicle brand on a mission to revolutionise personal urban mobility, has partnered with Paris-based fintech firm Younited SA (“Younited”) to offer customers its Younited Pay instant credit payment solution as Zapp nears the European launch of its innovative i300 electric urban motorcycle.

Working with Younited, a leader in instant credit, Zapp will offer customers streamlined, highly-flexible finance solutions at the point of sale – both online and in-store. The partnership puts into place another key pillar of Zapp’s innovative, customer-experience focused product offering.

Younited is a well-known financial services firm, relied upon by established brands among leading technology companies such as Microsoft, and has more than one million customers across Europe. Its Younited Pay instalment payment solution enables merchants, such as Zapp, to offer their customers instant credit on-line or in-store, on flexible terms.

Younited Pay uses automated ‘smart banking’ technology to streamline the finance application process through the customer’s banking app, eliminating the need for applicants to fill in forms and/or submit documents. This enables a seamless application and underwriting process, with instant credit approval.

Younited Pay offers configurable payment plans that fit the customer’s needs and preferences, including partial or full financing, with payments spread across a timeframe that the customer selects. The process is transparent, with no hidden fees or charges.

The partnership will kick-off in Zapp’s initial launch market of France before expanding into other countries.

Simon Noone, Zapp’s Head of Europe, commented: “We’re delighted to announce Younited as our financial services partner for Europe. We undertook an exhaustive search to find the right company – one that perfectly reflects Zapp’s values, and we’re confident we’ve found the best possible partner.

“With over one million customers around Europe, Younited Pay is - like Zapp - an innovative disruptor that breaks new ground for its segment, while always putting customer experience first. We’re looking forward to working with Younited over the years to come, developing together as we grow our footprint across Europe and beyond.”

Nicolas Pelpel, Younited’s Sales Director Growth, added: “We’re proud to partner with Zapp, a focused, innovative company at the cutting edge of sustainable urban mobility. We’re very much aligned in our values, as both Younited and Zapp use the latest technology to create truly innovative products and meet customer needs. We look forward to seeing this relationship grow and succeed in the months and years to come.”

Zapp anticipates that it will begin deliveries of the i300 later this year.

About Zapp

Zapp EV (Nasdaq: ZAPP) and its operating subsidiaries are run by a team of experts from the mobility industry, on a mission to redefine the electric two-wheeler segment. Zapp’s debut product, the i300, is an urban electric high-performance two-wheeler capable of traditional motorcycle levels of performance in a step-through format, combining ease of use with exhilaration and fun. The i300 is the first in a suite of high-performance electric two-wheelers that Zapp plans to bring to market. Zapp will offer a high-quality direct-to-customer experience known as DSDTC (drop-ship-direct-to-customer). Customers ordering the i300 online will have their bikes conveniently delivered to their home by authorized “Zappers,” who will provide at- home inspection, service and support throughout the vehicle ownership lifecycle. Zapp is a registered trademark of Zapp Electric Vehicles Limited in the United Kingdom and other countries. For more information, visit www.zappev.com.

About Younited

Younited is a leading instant credit provider in Europe. Constant innovation, cutting-edge technology and exceptional user experience have allowed nearly one million customers to have access to instant, simple and transparent credit to refurbish their home, go on vacation, buy a new smartphone, or bring any other project to life. Younited provides instant credit throughout the customer journey, shopping, or banking, online or in store, with a single Younited customer experience. Up to €50,000. Up to 84 months. Instantly. Younited currently operates in France, Italy, Spain, Portugal and Germany, and enables nearly two billion euros in customer purchases annually. Younited has launched the process to become a certified B-Corp. More information on https://www.group.younited.com.

Zapp Contacts:

Investor Relations Contact:

Mark Kobal

Head of Investor Relations

ir@zappev.com

Global Media Relations Contact:

Influence Emobility

Lisa Palmer

+44 (0) 7956 710028

pr@zappev.com

Media assets available here

Younited Contact:

Vanessa Marlier

+33 (0)6 16 59 51 16
younited@rumeurpublique.fr

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (or the “Exchange Act”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “budget,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are not historical facts but rather are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events and results to differ materially from those expressed or implied by the forward-looking statements in this document, including but not limited to various general and specific risks and uncertainties associated with the Company's business and finances in general.

Readers should review and carefully consider the risks and uncertainties described in the “Risk Factors” section of Zapp's registration statement on Form F-4, as amended (File No. 333-268857), which is incorporated herein by reference, and other documents the Company files with or furnishes to the U.S. Securities and Exchange Commission from time to time. These filings identify and address important risks and uncertainties that could cause actual events and results to differ materially from those expressed or implied by the forward-looking statements herein. The forward-looking statements herein represent the Company’s views as of the date of this document. Subsequent events and developments may cause these views to change. Readers are cautioned not to place undue reliance on the forward-looking statements herein, all of which are qualified by these cautionary statements. Zapp assumes no obligation and does not intend to update or revise the forward-looking statements herein, whether as a result of new information, future events, or otherwise. Zapp does not give any assurance that it will achieve its expectations. The inclusion of any statement in this document does not constitute an admission by Zapp or any other person that the events or circumstances described in any such statements are material.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ZAPP ELECTRIC VEHICLES GROUP LIMITED

Date: September 12, 2023	By:
	Name:	Swin Chatsuwan
	Title:	Chief Executive Officer